UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

                                                For Period Ended: June 30, 2005    SEC FILE NUMBER: 001-10559

                      CUSIP NUMBER: 23723P 30 0

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB.

Part I - Registrant Information:

Full Name of Registrant    Dark Dynamite, Inc.

Former Name if Applicable

Address of Principal Executive Office:  63 West 100 South, 2nd Floor Studio
                                                                 Salt Lake City, Utah 84101
Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Dark Dynamite, Inc. (the “Company”) was delayed in filing its annual report for the year ended December 31, 2004 and the 10-QSB report for the first quarter of the year 2005. These delays prevented the Company from completing the records related to Company operations for the second quarter of 2005 which has prevented the timely preparation of and the filing of Form 10-QSB for the 2005 second quarter without unreasonable effort or expense to the Company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Jared Gold  President      (801) 746-3435
                                      (Name)                  (Title)                           (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

(X) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( ) Yes ( X ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                                             Dark Dynamite, Inc.
(Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Executed this 12th day of August, 2005.

                         /s/ Jared Gold
Jared Gold, President